SEC 82 812

Atlas Copco

press information

Group Communications

RECEIVED
2004 APR 19 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

April 14, 2004

Atlas Copco's Q1 Report Conference Call

Atlas Copco will publish its Q1 results on Tuesday, April 27 at approx. 12 PM CET. A conference call will take place at 3:00 PM CET / 9:00 AM EST. Your participation is welcomed.

Participating from Atlas Copco will be Gunnar Brock, President and CEO and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet.
Please see the Investor Relations section of our website for handout and further details.
www.atlascopco-group.com

If you have questions or comments, please contact Mattias Olsson by e-mail: mattias.olsson@se.atlascopco.com or by telephone: +46 (0)8 743 8291.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	Replay-number	Code
+44 (0)207 984 7582	+44 (0)207 784 1024	748 373#

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

04024417

PROCESSED
APR 20 2004
THOMSON FINANCIAL